UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 28, 2014

Commission File Number: 333-165163

BLACKROCK OIL CORPORATION
(Translation of registrant’s name into English)

255 Duncan Mill Road, Suite 203, Toronto, ON M3B 3H9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKROCK OIL CORPORATION
(Registrant)

Date:  September 3, 2014

By  /s/ Oliver Xing
Oliver Xing
President

Exhibits:

99.1 Issue of restricted common stocks

Issuance of Restricted Common Stocks

On August 28, 2014, Blackrock Oil Corporation, for the advancement of its business and strengthening its balance sheet, has issued on August 26, 2014 restricted stocks to a corporation controlled by the President 15,000,000 restricted common stocks to satisfy for $150,000 related party loan payable. The restricted common stocks are issued on condition that the stocks will not be registered with the United Securities Commission for public distribution within 5 years from the date of issuance. The restricted common stocks will not be resold into public market within the 5 years from the date of issuance.  The stocks can only be resold to another individual or entities as permitted by applicable securities regulations.